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Black-ownedMinority-owned
Apex Noire Cannabis

Cannabis Business

150 State Street
Boston, MA 02109
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Investment Opportunity
Data Room
Updates 22
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $250,000 invested.
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THE PITCH
Apex Noire Cannabis is seeking investment to fuel growth while sharing our success with the Boston community.
First LocationAdding A LocationLease SecuredGenerating RevenueExpanding Location
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INVESTOR PERKS

Apex Noire Cannabis is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business.
You will not also receive the perks of lesser value, unless specified below.

Apex Love Club Invest $1,000 or more to qualify. Unlimited available

-Customized Apex Noire Football Jersey

Silver Club Invest $2,500 or more to qualify. Unlimited available

Founding member of the Apex Silver Club will receive:

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THE BUSINESS

Apex Noire is Boston's first 7 story full service experiential cannabis retail location, primely placed in Faneuil Hall, the 7th Most Visited Destination in the world and the international tourist mecca of New England. With this Mainvest phase, we're launching phase one of our grassroots community fundraising efforts, with preferred returns to early investors.

Founder and CEO, Tito Jackson, has deep roots in the Boston community, as a mayoral candidate in the 2017 election and with years of experience in Boston City Council.
Highly profitable financial plan empowered by world-class location, multiple sources of cashflow from Cannabis Retail, Cannabis Manufacturing and Bar/Lounge
100% black owned company with a diverse management team pulling expertise across regulatory, finance, retail, and operational pillars.
Licenses in hand for Cannabis Retail, Cannabis Manufacturing and a highly coveted Boston Liquor License
2023 Best of Boston Award Winner
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APEX NOIRE MAINVEST INTRO VIDEO
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Apex Noire Mainvest Intro Video

PROGRESS TO DATE

Apex Noire has been working behind the scenes for over two years to build out our go-to market strategy, develop relationships through proper regulatory channels, and align with key stakeholders to ensure the most successful launch possible. We are now open at our Flag Ship 7 story 10k Sq Ft full service, experiential cannabis department store. We're ready to expand and operationalize our edible factory and roof deck bar and lounge!

Adult Use license in Boston's Fanueuil Hall. Dispensary is in Operation
One host community agreement signed with City of Boston and One with City of Medford
Acquired a full 7 Day Liquor License with a 2am close that will be operationalized on our luxury 7th floor retractable roof deck bar and 6th floor lounge.
THE LOCATION

Apex Noire has secured a tier-1 location in Faneuil Hall marketplace, the intersection of Boston's tourism and financial hubs. By being first mover, Apex is in a prime position to lead market in the downtown Boston cannabis market and build and maintain market share over time.

World-class cannabis dispensary in Faneuil Hall - the seventh most visited tourist destination in the world
18MM+ Annual Visitors and the 7th Most Visited Location in the World
Adjacent to Boston's Financial District - 325,000 high-income workers within a short walk of Verdant's dispensary
63,000 residents within 10-minute walk and 211,000 residents within 10-minute subway ride
ROADMAP

Our 4th Quarter goal is to parallel process the securing of our provisional license while running this investment campaign with Mainvest to give all of greater Boston the ability to share in the success of Apex Noire. We have now received our Provisional License and are focused on getting our doors open!

Doors opened 2/2023 Secured Commence Operations Approval with MA Cannabis Cannabis Control Commission in September 2021.
Giving Greater Boston community the opportunity to invest and participate in our growth
Operations of Edible Kitchen and Roof Deck Bar and Lounge to commence with resources from this round
APEX NOIRE GRAND OPENING
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Video of Apex Noire Grand Opening on April 15, 2023.

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THE TEAM
Tito Jackson
CEO/Founder

Tito Jackson is a multifaceted professional with 20 years of consensus driven leadership experience in small and large, public and private, domestic and global organizations. Executive and managerial roles across sectors including elected office, private sector, public policy, housing, economic development, education, healthcare, sales, and marketing, Successful track record conducting strategic planning with diverse communities. Expert in program design and implementation, fundraising, developing inclusion-related strategies, improvements and initiatives impacting complex organizations and communities.

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PRESS
Former city councilor wins city approval for State Street marijuana store

The Zoning Board of Appeal today approved plans by former City Councilor Tito Jackson to open a three-story cannabis shop at 150 State St., across from the Custom House. Read more.

Wharf District Council Meeting Reports: Cannabis Dispensary at 150 State St., Climate Ready Boston, State St. Renovation Project – NorthEndWaterfront.com

Tito Jackson: Cannabis Shops Would 'Lift Communities That Have Been Left Behind'

The former Boston city councilor explains why he wants to open marijuana dispensaries in Mattapan Square and elsewhere.

Tito Jackson's Next Act: Marijuana CEO

The former city councilor and mayoral candidate will head a pot company.

After a long wait, former city councilor Tito Jackson's cannabis business opens in Boston - The Boston Globe

Bold Types is our weekly roundup of the movers and shakers of Boston's business scene.

A status report on Dot's cannabis entrepreneurs | Dorchester Reporter

Cutting the ribbon on a new cannabis dispensary or getting state approvals for marketing marijuana can seem like a normal course of business these days in Boston. But for a number of Dorchester operatives, the possession of permits represents years of navigating steep learning curves. After five years of meetings, cobbling together financing, and completing an endless number

Righting the wrongs of the America's drug policies through the cannabis industry

Efforts to use the cannabis industry to help those disproportionately impacted by the War on Drugs.

Boston's most ambitious cannabis project is open for investment | The Marijuana Times

A new dispensary is coming to Boston and it's one of the most ambitious and largest cannabis projects on the Eastern seaboard.

After a long wait, former city councilor Tito Jackson's cannabis business opens in Boston - The Boston Globe

Bold Types is our weekly roundup of the movers and shakers of Boston's business scene.

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Updates
Investor Exclusive
JANUARY 15TH, 2022
Congratulations Apex Noire Family! We did it, we raised $735k together!!

Apex Noire Family,

Thank you for your part in our successfully helping us raise $735k for Apex Noire!

Our collective efforts coming together made this round a success. Each of you matter and are a huge part of our success.

I will continue to update you on the progress of our buildout, regulatory process and when our ribbon cutting will be on the Mainvest Platform. I can't wait to share that special moment with you.

I am grateful for this amazing community of individuals who came together to do something awesome, fantastic and amazing as a collective.

Thanks again!

Warmest,

Tito

JANUARY 14TH, 2022
With 7 hours until we close this round we just broke $700k! You are the bomb.com!

Apex Noire Family,

You never cease to amaze! We just broke $700k, $704k to be exact! We still have 7 hours to go before we close this round but I want to thank each of you again for the success of this round.

Your guys are awesome fantastic and amazing!

Thanks again for all you have done and we look forward to all that we will do together at Apex Noire once we open. We will continue to keep you updated on our progress on a regular basis after we close out this round.

If there are any additional folks who would like to participate please let them know that today at 11:59pm tonight is the deadline.

Thanks again Apex Noire Family!

Warmest,

Tito

JANUARY 13TH, 2022
So grateful for your generosity and support Apwx Noire Family! Apex Noire has raised $671,400 from 540 investors.

Apex Noire Family,

I want to thank you from the bottom of my heart. I am so grateful for each one of you that believed in pur vision, this opportunity and supported us through you investment.

Our initial goal was $250k and today we are at over $671k! People told us that this form of fundraising wouldn't work and that we need to only use large private investors and I told them they were wrong. You proved it by your actions and support.

Margaret Meade said, "Never doubt that a small group of thoughtful, committed citizens can change the world; indeed, it's the only thing that ever has."

The collective action by this newly forged Apex Noire Family means that this small Black Owned Business will have the chance to open up in Faneuil Hall in Boston where 18 Million visitors (pre-Covid) visit annually.

I want you to know your $100, $1,000 $10,000 all matter to us and we would not be here without your support, investment and encouragement.

We have one more day to go! Please let any interested friends, family or colleagues know aboit this opportunity.

Sending love and light to you all because that is what you have shown me.

Warmest,

Tito

DECEMBER 25TH, 2021
Happy Holidays!

Apex Noire Family,

We would like to wish you and yours a happy and healthy holiday season.

We have all been through a great deal these past 2 years. Please know that we are grateful to have you as an important part of the Apex Noire Family.

Warmest,

Tito

DECEMBER 24TH, 2021
You are the best! We just hit $523,400 over 2x of our initial goal!

Apex Noire Family,

We just hit $523,400 because of your awesome generosity, support and encouragement. We started this process with a goal of $250k and today we have more than doubled that figure! We are at about 50% of our new goal which is amazing!

Your support for Apex Noire means that we will have the resources to buck the national trend in the cannabis industry which only 4% of owners are Black Folks. You are also helping us democratize investment and allow the many to participate versus the few.

Apex Noire Family, I remain humbled and grateful for your support. We are have around 3 weeks left until this round closes and we would love to finish strong. Please keep sharing this opportunity with your network!

Happy Holidays to you and your family. Wishing you a wonderful and healthy time with your families.

Warmest,

Tito

DECEMBER 17TH, 2021
We just hit $476,000! We are now less than $25k from $500k

Apex Noire Family,

We just collectively hit $476k and are now 44% to our new goal! You guys are the best! This is such an exciting accomplishment and we continue to be so grateful for your investment, encouragement and support.

Yoy guys rock! Let's keep pushing.

In gratitude,

Tito

DECEMBER 11TH, 2021
We hit $450k thanks to you!

We just hit $450k and 42% of our new goal and 176% of our initial goal! You are absolutely amazing. I am so excited, amped and genuinely honored by all your support! All of this success is thanks to your generosity and willingness to support us.

I just want to say thank you and let you know how grateful we are to have you part of the Apex Noire Family.

Please keep spreading the word!

DECEMBER 4TH, 2021
We just hit 40% of our new goal! You guys are the bomb.com!

Apex Noire Family,

You rock! Your support just got us to the 40% mark with $429,400 raised. You guys are the best! We continue to show great momentum and continue to crush goals!

Please continue to pass the word on to your network!

Thanks a million!

-Tito

NOVEMBER 30TH, 2021
We just hit $420k

We did it! $420k and counting! The success of this campaign is because of amazing folks like your self who have stepped up and supported us! We are eternally grateful for your support!

We are fast approaching $500k and looking forward to finishing strong in the next 45 days!

Let's keep pushing! Please continue to tell your friends, family and colleagues about this awesome opportunity!

NOVEMBER 25TH, 2021

Happy Thanksgiving

I would like to wish everyone a wonderful Thanksgiving. I wish each of you a happy, healthy and joy filled day. I am thankful for all of your support, generosity and encouragement.

Have a wonderful holiday.

Grateful for each of you!

Warmest,

Tito

NOVEMBER 24TH, 2021
We did it! We reached $400k!

You guys are awesome, fantastic and amazing. Your collective investment has put above above $400k, $412,500 to be exact! We continue to be blown away by your support and encouragement! We are currently at 39% of our new goal of $1.07 million and climbing.

As we head into the holiday, we are so thankful for each of you. The Apex Noire Posse is the bmob.com! You have helped us crush goals and we continue to break records.

Please keep passing the word on to your friends, family and loved ones!

This year, I am more grateful than ever for the power of collective action, strength in numbers and that we all have an opportunity to rise together!

#grateful # goalcrushing # community #power

NOVEMBER 17TH, 2021
We are almost at $400k! Thank you so much for this momentum!

You guys are the best! Your investments continue to break records and shatter goals! We are so grateful at how much momentum we continue to see in this raise. We are very close to breaking $400k and we are so grateful!

Please continue to pass the word on to your family, friends and colleagues! Your help matters so much. 100% of our success so far is because of you and we are grateful!

-Tito

NOVEMBER 12TH, 2021
You guys rock! We are over 30% of the way to our new goal!

Apex Noire Family,

You guys are the best. We have raised over 360k and are over 33% to our new goal of $1 million. Your support and encouragement are helping us crush our goals.

We are so thankful for all of you! Please keep passing the word on to friends, family and colleagues.

-Tito

NOVEMBER 12TH, 2021
Please reconfirm your investment

Apex Noire Family,

We need your help: In order to increase the amount of our super successful record setting raise of $250k in 6 days to a $1 Million raise, we need to reconfirm your investment. You should have received an email that will simply ask you to reconfirm your investment. This simple affirmation will allow us to reconfirm your investment and to help us ensure we can keep fundraising.

Please open the email and affirm that you are still an investor.

Thank you in advance! You truly rock!

-Tito

NOVEMBER 9TH, 2021
Mortimer, we're back....

You guys rocked our world in such an amazing way! You helped us set a Mainvest.com record by getting us to our $250k goal in only 6 days! We are eternally grateful for what we have done together thus far and look forward to doing more.

Based on the awesome support, we have now opened this opportunity back up for more investment. We are now allowed to raise up to $1.07 million. I hope you will tell your friends, family and colleagues more about this opportunity. Your financial support, your encouragement and your enthusiasm have been so important to us and we can't wait to host all of you when we open our doors.

Please let everyone you can know that we are back open for investment! Thanks in advance!

Warmest,

Tito

NOVEMBER 1ST, 2021
We did it! We did it! We reached our $250k goal in record time!

Thank you for becoming a member of the Apex Noire Family!

Thanks to your support, investment and encouragement we reached $250k in record time! You truly are awesome, fantastic, and amazing! You made this happen and we are so grateful. Your belief in our vision that We can all rise together. Your support means that we have the resources to build out our space. Your support for our vision of hiring 20% of our workers who have CORIs, using MBE/WBE contractors and partnering with urban artists to feature their work as part of the Apex Noire experience. We are so thankful for what you have done thus far and look forward to you being a part of Apex Noire's future success.

Thank you so much for your belief in the Apex Noire. Stay tuned for updates!

#teamworkmakesthedramwork #weallrisetogether #apexnoire #family #boston #letsgo

OCTOBER 30TH, 2021
Thanks to you we have raised over $200k and are over 80% funded

You guys are awesome, fantastic and amazing. $200k in a little over 5 days is phenomenal. Your collective support is so powerful. Together, we are crushing goals and are so close to hitting our goal of $250k.

Please let your friends, family and colleagues know about this opportunity. It has been your support that has brought us this far and it will be your support that brings us to our goal!

#gratitude #inspired #motivated #itwasalladream #teamworkmakesthedreamwork

OCTOBER 29TH, 2021
Blown Away! We are almost at $180k only 4 days into the raise! We are 72% funded!

Wow, just wow! You guys are amazing! We are blown away by this groundswell of support! We are 4 days into this raise and you have showed up and showed out for us! We are so grateful, inspired and motivated by the support that we are receiving from this amazing community.

Your support has blow us away and are helping turn our dreams into a reality. We are a shining example that many hands make light work. We can, will and must rise together and your support is a living example of the strength, opportunity and success that we can have by working together.

Please continue to tell your friends and family about this great opportunity. We want as many people as possible to be a part of our Apex Noire Movement.

#yourock #letsgo #inspired #motived #grateful

OCTOBER 28TH, 2021
WOW, $100,000 in just 3 days since launch! We are 41% to our goal!

Wow! We are inspired and grateful by the amazing support that we continue to receive from the community. You are such an important part of our business and are the driving force in the success of this campaign.

We are still pushing forward and would love to close this round as soon as possible. Please let your friends and family know about this opportunity. In addition to the return on investment in dollars, this project also has another bottom line. We will employ 20% of workers with a CORI, we will offer our employees a 401k (not common in the cannabis industry), we will pay a liveable wage.

We all rise together. Thank you for being a part of elevating our business, our community and our future.

Let's keep pushing!

OCTOBER 27TH, 2021
We are now over 33% Funded in Just 2.5 Days!

You guys are awesome, fantastic and amazing! We have raised $91,000 so far and climbing. This is a great accomplishment and we are grateful. Each of you are part of this important movement to show that we can support each other, our community and Black Cannabis Entrepreneurs. I truly appreciate each of your investments small and large. We rise together.

Please continue to share this opportunity with your friends and family so we can keep the momentum!

#grateful ##inspired #motivated #letsgo

OCTOBER 25TH, 2021
$42,700 in first day! So grateful for your support!

We had an amazing first day and have started out with so much momentum. We came out the gates with over $42k and counting. We are so thankful for your support and look forward to continuing this energy! Please tell a friend to tell a friend.

Thanks to all who have invested. You rock!

-Tito

OCTOBER 25TH, 2021
Thanks for the support 10% Funded in the 2 Hours!

We are so grateful for your support. We have had a great 2 hours! Thanks to you we have reached over 10% in the first 2 hours! Your investment and support for Apex Noire is so important and our team is so grateful.

Please share with your friends and family to help us keep the momentum going.

-Tito

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Growth Capital $238,750
Mainvest Compensation $11,250
Total $250,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $35,511,875 $45,042,500 $49,318,000 $53,411,500 $60,917,500
Cost of Goods Sold $18,504,500 $23,322,300 $25,405,600 $27,397,900 $31,192,000
Gross Profit $17,007,375 $21,720,200 $23,912,400 $26,013,600 $29,725,500

EXPENSES

Opex Expenses (SG&A) $5,501,730 $5,501,730 $6,660,027 $6,834,087 $7,027,551
CapEx Expenses $134,000 $134,000 $134,000 $134,000 $134,000
Boston Community Host Agreement $598,914 $758,648 $913,094 $913,094 $1,041,095
Operating Profit $10,772,731 $15,325,822 $16,205,279 $18,132,419 $21,522,854
This information is provided by Apex Noire Cannabis. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Offering Memorandum
Investor Agreement
Reviewed Financials - Apex Noire Cannabis.pdf
Investment Round Status

$250,000

TARGET

$1,235,000

MAXIMUM

This investment round closes on January 12th, 2023. 0 people have invested so far.

Summary of Terms
Legal Business Name Verdant Reparative Inc.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $250,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 0.4%-2%
Minimum Investment Amount $100
Repayment Schedule Annually
Securitization None
Maturity Date December 31st, 2028
Financial Condition
No operating history

Apex Noire was established in mid-2019, but spent the majority of that time pursuing licensing and real estate and was, therefore, not yet existing in an operational capacity. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of the filing date of this offering, Apex Noire has debt of $815,000 outstanding, which is in the form of a convertible note. This debt is sourced from private investors and is expected to convert into equity in the future. In addition to the outstanding debt and the debt raised on Mainvest, Apex Noire may require additional funds from alternate sources at a later date.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Apex Noire to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Apex Noire operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Apex Noire competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Apex Noire's core business or the inability to compete successfully against the with other competitors could negatively affect Apex Noire's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Apex Noire's management or vote on and/or influence any managerial decisions regarding Apex Noire. Furthermore, if the founders or other key personnel of Apex Noire were to leave Apex Noire or become unable to work, Apex Noire (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Apex Noire and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Apex Noire is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Apex Noire might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Apex Noire is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Apex Noire

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Apex Noire's financial performance or ability to continue to operate. In the event Apex Noire ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Apex Noire nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Apex Noire will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Apex Noire is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Apex Noire will carry some insurance, Apex Noire may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Apex Noire could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Apex Noire's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Apex Noire's management will coincide: you both want Apex Noire to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Apex Noire to act conservative to make sure they are best equipped to repay the Note obligations, while Apex Noire might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Apex Noire needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Apex Noire or management), which is responsible for monitoring Apex Noire's compliance with the law. Apex Noire will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Apex Noire is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Apex Noire fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Apex Noire, and the revenue of Apex Noire can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Apex Noire to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Apex Noire Cannabis. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Apex Noire Cannabis isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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